July 29, 2022

Mr. Timothy Worthington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. Worthington:

On behalf of the Trust, attached are responses to additional oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on July 27, 2022 regarding: (1) the amendment to the Trust’s registration statement on Form N-1A filed on May 25, 2022 (PEA No. 230 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone Global ESG Equity Fund (to be named the Touchstone Non-US ESG Equity Fund) (the "Fund"), a series of the Trust; and (2) the correspondence filing regarding the same filed on July 25, 2022.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus

1.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The first sentence of the first paragraph states: “The Fund invests, under normal circumstances, at least 80% of its assets in equity securities of non-U.S. companies that meet certain financial and environmental, social, and governance ("ESG") criteria.” Please more clearly explain and elaborate on the definition of ESG and the ESG areas of focus. Please also explain how the Fund considers each ESG factor and the basis for the ESG area of focus, in the asset selection process.

Response: As noted in “The Fund’s Principal Investment Strategies”, the Fund invests primarily in equity securities of non-U.S. companies that meet certain financial and environmental, social, and governance ("ESG") criteria. The Fund’s sub-advisor, Rockefeller & Co. LLC (“Rockefeller”), selects investments for the Fund based on an evaluation of a company’s financial condition and its ESG practices, as well as the company’s perceived improvement trajectory on material issues of an ESG nature. For the information of the Staff, Rockefeller believes that (1) identifying and anticipating material ESG risks and opportunities is essential to its pursuit of delivering alpha and positive outcomes; and (2) investors will increasingly differentiate between ESG leaders and improvers, and that the latter offers the potential for generating uncorrelated alpha over the long-term. For a company to enter in the Fund's portfolio, it typically passes a separate investment and ESG review. Rockefeller takes a holistic approach to the definition of ESG and considers ESG issues alongside other investment considerations.

Accordingly, the Trust will add the following underlined disclosure to the Fund's principal investment strategy (Item 4) disclosure:

In selecting investments for the Fund's portfolio, Rockefeller assesses each company's environmental, social, and governance profile, with an emphasis on ESG issues deemed material by Rockefeller to the risk and return profile of the company.

In addition, the Trust will add the following to the Fund’s principal investment strategy Item 4 disclosure to address the Staff's comment:

Rockefeller's proprietary ESG research process includes an assessment, as appropriate, of a company's: (1) ESG industry relevance, including whether ESG issues have a high, medium, or low impact on the risk and return profile of companies operating in select industries; (2) ESG issues that Rockefeller considers to be material to a particular industry (which, depending on the industry, could include areas such as air quality, climate physical risk, climate transition risk, customer privacy and data security, diversity and inclusion, labor rights, management, talent attraction and retention and board independence, among others), and (3) engage-ability, which is Rockefeller’s view on a company’s willingness to improve its ESG practices. Rockefeller’s direct ESG engagement efforts focus on particular companies where Rockefeller believes it can help effectuate improvement in material ESG issues relevant to the company. Engagement efforts are tracked by Rockefeller for an assessment of the company’s progress toward improvement.

The Trust will also add the following additional Item 9 disclosure to the section of the Fund's prospectus titled "Principal Investment Strategies and Risks":

1.ESG Industry Relevance: Rockefeller believes that ESG issues impact every industry, while acknowledging that in some industries ESG issues play a greater role in driving risk and return. ESG industry relevance identifies whether ESG issues have a high, medium, or low impact on the risk and return profile of companies operating in select industries. Rockefeller uses this as a guidepost to weigh the importance of ESG vs. traditional investment factors when analyzing a company.

2.Materiality: For each of the 77 Sustainable Industry Classification System ("SICS") industries, Rockefeller identifies ESG issues that it considers to be material to the risk and return profile of firms in that industry, which, depending on the industry, could include areas such as air quality, climate physical risk, climate transition risk, customer privacy and data security, diversity and inclusion, labor rights, management, talent attraction and retention and board independence, among others. Analysts then use the materiality framework to assess a company’s overall ESG footprint and trajectory. To support its fundamental, bottom-up research, Rockefeller developed a proprietary quantitative process that isolates the trajectory of a firm’s ESG profile relative to industry peers, referred to as Rockefeller’s ESG Improvers ScoreTM.

3.Engage-ability: Rockefeller's engagement efforts strive to accelerate companies’ ESG improvement. Before investing in a company, Rockefeller seeks to determine the company's ability to improve its ESG practices.

2.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The fourth sentence of the second paragraph states: “Rockefeller analyzes the potential ESG opportunities and risks of a company, considers how well the company manages these opportunities and risks, and ascertains the company’s willingness and ability to take a leadership position in implementing best practices.” Please clearly explain the specific ESG factors considered in Rockefeller's proprietary analysis in the asset selection process.

Response: For the information of the Staff, Rockefeller takes a holistic view with respect to ESG investing and does not focus on one aspect of ESG over another. As discussed in the response to comment 1 above, for each of the 77 SICS industries, Rockefeller identifies ESG issues that it deems to be material to the risk and return profile of firms in that particular industry. Rockefeller identifies ESG issues that it considers to be material, including areas such as air quality, climate physical risk, climate transition risk, customer privacy and data security, diversity and inclusion, labor rights, management, talent attraction and retention and board independence, among others. Analysts then use the materiality framework to assess a company’s overall ESG footprint and trajectory. To support its fundamental, bottom-up research, Rockefeller developed a proprietary quantitative process that isolates the trajectory of a firm’s ESG profile relative to industry peers, referred to as Rockefeller’s ESG Improvers ScoreTM.

Accordingly, the Trust will make the disclosure updates as discussed in the response to comment 1 above.

3.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” Please more clearly describe the sub-adviser's due diligence practices in applying its screening criteria to portfolio companies. This includes what underlying data they will be reviewing to determine whether a fund meets its ESG criteria, and the sources of the data. For example: directly engaging with portfolio companies to better understand their ESG risks and practices; reviewing third-party scoring information or data sources; and/or conducting research using other types of information from either the fund or an outside source.

Response: Rockefeller analyzes the potential ESG opportunities and risks of a company using a proprietary analysis. Rockefeller does not select investments based solely on an ESG index or ESG third-party data, but does incorporate third-party data as an input to its proprietary investment process. Rockefeller’s proprietary analysis, as described in the response to comment 1 above, utilizes Rockefeller’s ESG Improvers Score™ (a score that ranks a company’s improvement in performance on material ESG issues relative to industry peers). Further, as described in the response to comment 1 above, Rockefeller engages directly with portfolio companies to better understand their ESG risks and practices and to measure its ability to catalyze positive change.

Accordingly, the Trust will add the following underlined disclosure to the Fund’s principal investment strategy:

Through its engagement efforts, Rockefeller typically establishes targets for companies in the Fund's portfolio and uses four milestones to track the progress with companies: engagement target has been established and communicated, company has acknowledged the target, company is actively working on the target, and target achieved.

SAI

4.     Please disclose where appropriate, how the Fund will approach relevant ESG proxy voting issues for its portfolio companies. If you do not add such additional disclosure, please supplementally explain why such disclosure is not required.

Response: For the information of the Staff, Rockefeller views proxy voting as an integral component of active stewardship and votes all proxies in accordance with its Proxy Voting Policy and Procedures. No votes are delegated to outside service providers, as Rockefeller analyzes and reviews each resolution before voting all proxies for the Fund.

The Trust notes that the below language is already included in Appendix B of the SAI, in the section titled "Rockefeller & Co., LLC - Proxy Voting Policy - Summary." The Trust believes that this disclosure in Appendix B accurately describes the sub-adviser's proxy voting process, including how the Fund will approach relevant ESG proxy voting issues:

"Rockefeller is a signatory of the Principles for Responsible Investment (“PRI”), a global network of investors with the aspirational goal to incorporate environmental, social and governance (“ESG”) issues that may have a material business impact into their investment analysis and decision-making process. Rockefeller integrated PRI/ESG into its overall proxy voting process beginning with Proxy Season 2013 in an effort to align our proxy voting policies and processes with the PRI as much as reasonably possible.

Rockefeller has engaged Institutional Shareholder Services Inc. (“ISS”), an organization unaffiliated with Rockefeller, to assist with proxy voting. In addition to the execution of proxy votes in accordance with Rockefeller’s guidelines and record-keeping services, ISS also provides Rockefeller with corporate governance information, due diligence related to making informed proxy voting decisions and vote recommendations. Rockefeller also obtains research on social issues impacting certain issuers of public securities from a range of additional service providers including MSCI Inc. Research and shareholder engagement underpin our decision-making process. Rockefeller retains final authority and responsibility for proxy voting."

As discussed with the Staff, we are required to submit the 485(b) filing for the Fund today, July 29, 2022, in order to remain in compliance with SEC rules, as this 485(b) filing also serves as the annual update to the Fund's registration statement. However, as discussed with the Staff, if the Staff has additional comments after reviewing this response letter, we would appreciate the opportunity to continue to work to respond to those comments. To the extent that we are able to respond to additional Staff comments (if any), we would plan to incorporate additional disclosure either in (1) an updated prospectus and/or SAI for the Fund that is filed next week pursuant to Rule 497(c), or (2) a prospectus and/or SAI supplement filed pursuant to Rule 497.

If you have any further questions or comments, please contact me at (513) 629-1648 or Meredyth Whitford-Schultz at (513) 357-6029.

Sincerely,

/s/ Benjamin V. Mollozzi
Benjamin V. Mollozzi
Counsel

cc:     Meredyth Whitford-Schultz, Esq.
Abigail Hemnes, Esq.
Clair Pagnano, Esq.
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